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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                          For the month of June , 2002

                            MAGNA INTERNATIONAL INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)

                    337 Magna Drive, Aurora, Ontario L4G 7K1
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F         Form 40-F XX
                                       --                --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes         No XX
                                        --         --
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.




                 MAGNA INTERNATIONAL INC. (Registrant)



                 By:   /s/ J. Brian Colburn
                 ----------------------------------------------------------
                        J. Brian Colburn
                        Executive Vice-President, Special Projects and Secretary

Date:   June 6, 2002


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                                    EXHIBITS

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Exhibit 1     Press release issued June 6, 2002 in which the Registrant
              announced its completion of the previously announced redemption of the US$480,000,000 principal amount of 4.875% convertible Debentures due 2005

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